UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. n/a )*

ATIF Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G0602B100

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0602B100

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).		Haiyun Liu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3	SEC Use Only
4.	Citizenship or Place of Organization		People’s Republic of China
Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	2,800,000(1)
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	2,800,000(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		2,800,000(1)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
11.	Percent of Class Represented by Amount in Row (11)		7.55%(2)
12.	Type of Reporting Person (See Instructions)		IN

(1)	Haiyun Liu beneficially owns 2,800,00 ordinary shares, par value $0.001 (“Shares”) of ATIF Holdings Limited (“Issuer”) through her 100% ownership of Great State Investments Limited.
(2)	The calculation of this percentage is based on 37,074,672 Shares outstanding as of July 31, 2019.

CUSIP No. G0602B100

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).		Great State Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☒ ☐
3	SEC Use Only
4.	Citizenship or Place of Organization		Samoa
Number of Shares Bene-ficially by Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	2,800,000(1)
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	2,800,000(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		2,800,000(1)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
11.	Percent of Class Represented by Amount in Row (11)		7.55%(2)
12.	Type of Reporting Person (See Instructions)		CO

(1)	Haiyun Liu beneficially owns 2,800,00 Shares through her 100% ownership of Great State Investments Limited.
(2)	The calculation of this percentage is based on 37,074,672 Shares outstanding as of July 31, 2019.

SCHEDULE 13G

Item 1(a). Name of Issuer

ATIF Holdings Limited (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Office

Room 3803, Dachong International Centre, 39 Tonggu Road

Nanshan District, Shenzhen, China

Item 2(a). Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Haiyun Liu

(ii)	Great State Investments Limited (“GSIL”)

Item 2(b). Address of Principal Business Office

The address of the principal business and principal office of each of the Reporting Persons is No. 4 Feng Tian Yong Village, Yinzai Town, Lianjiang City, Guangdong Province, China 518000.

Item 2(c). Citizenship

(i)	Haiyun Liu is a citizen of the People’s Republic of China.

(ii)	GSIL is a corporation organized under the laws of Samoa.

Item 2(d). Title of Class of Securities

Ordinary Shares, par value $0.001 per share

Item 2(e). CUSIP Number

G0602B100

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Item 4. Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

The ownership information presented below represents beneficial ownership of ordinary shares of the Issuer as of December 31, 2019, based upon 37,074,672 Shares outstanding as of July 31, 2019, as reported in the Issuer’s Annual Report on Form 20-K filed with the Securities and Exchange Commission on December 2, 2019.

GSIL owns an aggregate of 2,800,000 Shares, representing 7.55% of the total Shares issued and outstanding. Ms. Haiyun Liu directly owns 100% of the equity interest of GSIL and has the voting and dispositive power of the securities held by GSIL. Accordingly, Ms. Liu may be deemed to have or share beneficial ownership of such Shares.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

Exhibit Index

Exhibit A – Joint Filing Agreement*

*	Attached herewith as Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2020

Haiyun Liu

/s/ Haiyun Liu
Haiyun Liu, an individual

Great State Investments Limited, a Samoa company

/s/ Haiyun Liu
Haiyun Liu, sole owner

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he, she or it knows or has reason to believe that such information is not accurate. The undersigned each expressly authorize each other to file any and all amendments to such statement on their behalf. The undersigned agree that this joint filing agreement may be signed in counterparts.

Dated: April 20, 2020

Haiyun Liu

/s/ Haiyun Liu
Haiyun Liu, an individual

Great State Investments Limited, a Samoa company

/s/ Haiyun Liu
Haiyun Liu, sole owner